Exhibit No. 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong Holdings, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 33-65768 and 333-79093 on Form S-8 of Armstrong Holdings, Inc. of our report dated April 16, 2007, with respect to the consolidated balance sheets of Armstrong Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Armstrong Holdings, Inc.

Our report dated April 16, 2007 contains an explanatory paragraph that states that the Company has conducted no business and has had no operations since the Company’s stock ownership in Armstrong World Industries, Inc. was cancelled on October 2, 2006 and the Board of Directors is evaluating what future action is in the best interests of the Company, including the matter of dissolution and an evaluation of its assets, obligations and tax position and that these matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 16, 2007